Exhibit 1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

YOU SHOULD READ THIS DOCUMENT IN ITS ENTIRETY. IF YOU ARE IN ANY DOUBT AS TO

HOW TO DEAL WITH IT, YOU SHOULD CONSULT YOUR LEGAL, FINANCIAL OR OTHER

PROFESSIONAL ADVISOR AS SOON AS POSSIBLE.

BIDDER’S STATEMENT

ON MARKET OFFER BY

AURORA OIL & GAS LIMITED

ACN 008 787 988

TO ACQUIRE ALL YOUR ORDINARY SHARES IN

EUREKA ENERGY LIMITED

ACN 116 829 139

FOR $0.45 CASH FOR EACH EUREKA SHARE

TO ACCEPT THIS OFFER PLEASE INSTRUCT YOUR BROKER TO SELL YOUR SHAREHOLDING

TO AURORA OIL & GAS LIMITED THROUGH ITS BROKER, EUROZ SECURITIES LIMITED.

THE OFFER HAS NO CONDITIONS AND IS ABLE TO BE ACCEPTED BY SELLING ON ASX

IMMEDIATELY, ALLOWING THREE TRADING DAYS FOR RECEIPT OF CASH.

Please call 1800 821 492 (or +61 2 8256 3384 for overseas domiciled holders) if you require assistance with your acceptance.

Financial Advisor and Broker to the Offer	Legal Advisor

AFSL Licence No. 243302

THIS IS AN IMPORTANT DOCUMENT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to how to deal with this document, you should consult your broker or your legal, financial or other professional advisor as soon as possible.

KEY DATES

Date of announcement of Offer	30 April 2012
Bidder’s Statement lodged with Eureka, ASIC and ASX	30 April 2012
Eureka Shareholders able to sell Eureka Shares to Aurora	30 April 2012
Date of Offer	15 May 2012
Offer closes (unless extended or withdrawn)	4.00pm (AEST) 15 June 2012

These dates may vary as permitted under the Corporations Act. Any changes to the above timetable will be notified on Aurora’s website at www.auroraoag.com.au

ACCEPTANCE

To accept the Offer, you should follow the instructions set out in Section 2 of this Bidder’s Statement.

QUESTIONS

If you have any questions in relation to this document, the Offer or how to accept the Offer, please call the Offer Information Line on 1800 821 492 (toll-free for calls made within Australia) or +61 2 8256 3384 (for calls made from outside Australia) from Monday to Friday between 9:00am and 5:00pm (AEST time). Please note that calls to these numbers may be recorded.

IMPORTANT INFORMATION AND NOTICES

(a)	Bidder’s Statement

This Bidder’s Statement is given by Aurora to Eureka under Part 6.5 of the Corporations Act and relates to the Offer. This Bidder’s Statement is dated 30 April 2012.

The Offer relates to all Eureka Shares that exist or will exist at any time during the Offer Period (including as the result of the exercise of any Eureka Options, but excluding all Eureka Shares held by Aurora).

(b)	Australian Securities and Investments Commission

A copy of this Bidder’s Statement was lodged with ASIC on 30 April 2012. Neither ASIC nor any of its officers takes any responsibility for the contents of this Bidder’s Statement.

(c)	Offers outside Australia

The distribution of this Bidder’s Statement may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this Bidder’s Statement should inform themselves of, and observe, those restrictions.

(d)	Important notice to US shareholders

The Offer is made for the shares of an Australian registered company. It is important that US shareholders understand that the Offer is subject to disclosure requirements in Australia that are quite different from those in the US.

You should be aware that, subject to the Corporations Act, Aurora may purchase Eureka Shares otherwise than under the Offer, such as in the open market.

(e)	Disclosure regarding forward looking statements

This Bidder’s Statement includes certain forward looking statement and statement of current intention (which include those in Section 5 of this Bidder s Statement). As such statement relate to future matters, they are subject to inherent risks and uncertainties. These risks and uncertainties

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include factors and risks specific to the industries in which Aurora and Eureka operate as well as matters such as general economic conditions, many of which are outside the control of Aurora and its directors. These factors may cause the actual results, performance or achievements of Aurora or Eureka to differ, perhaps materially, from the results, performance or achievements expressed or implied by those forecasts or forward looking statements. The past performance of Aurora and Eureka is not a guarantee of future performance.

The forward looking statements do not constitute a representation that any such matter will be achieved in the amounts or by the dates indicated and are presented as a guide to assist you in assessing the Offer. The forward looking statements are based on information available to Aurora at the date of this Bidder’s Statement.

(f)	Investment decisions

This Bidder’s Statement does not take into account your individual investment objectives, financial situation or particular needs. You should therefore seek your own financial and taxation advice before deciding whether or not to accept the Offer.

(g)	Information on Eureka

All information in this Bidder’s Statement relating to Eureka has been prepared by Aurora using information included in public documents filed by Eureka or published by Eureka on its website. None of the information in this Bidder’s Statement relating to Eureka has been commented on or verified by Eureka or its directors or independently verified by Aurora or its directors for the purposes of this Bidder’s Statement. Accordingly, subject to the Corporations Act, Aurora does not make any representation or warranty, express or implied, as to the accuracy or completeness of this information. The information on Eureka in this Bidder’s Statement should not be considered comprehensive. In addition, the Corporations Act requires the directors of Eureka to provide a Target’s Statement to Eureka Shareholders in response to this Bidder’s Statement, setting out certain material information concerning Eureka.

(h)	Privacy

Aurora has collected your information from the register of Eureka Shareholders for the purposes of making the Offer. The Corporations Act requires the names and addresses of Eureka Shareholders to be held in a public register. Your information may be disclosed on a confidential basis to Aurora’s related bodies corporate and external service providers, and may be required to be disclosed to regulators, such as ASIC. The registered office of Eureka is Level 1, 16 Ord Street, West Perth, Western Australia.

(i)	Rounding

A number of figures, amounts, percentages, prices, estimates, calculations of value and fractions in this Bidder’s Statement are subject to the effect of rounding. Accordingly, the actual calculation of these figures may differ from the figures set out in this Bidder’s Statement.

(j)	Defined terms and interpretation

Unless otherwise noted, capitalised terms and ceratin abbreviations used in this Bidder’s Statement are defined in the Glossary in Section 10. That Section also sets out certain rules of interpretation which apply to this Bidder’s Statement.

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Chairman’s letter

Dear Eureka Shareholder,

I am pleased to enclose a Bidder’s Statement which contains an Offer from Aurora Oil & Gas Limited (Aurora) to acquire all of the issued ordinary shares of Eureka Energy Limited (Eureka) that it does not already own.

Aurora is offering $0.45 cash for each of your Eureka Shares. The Offer is unconditional and will remain open until 15 June 2012, unless extended or withdrawn.

Aurora has instructed its Broker, Euroz Securities Limited (Euroz), to purchase at the Offer Price of $0.45 per share all Eureka Shares offered for sale to it on the ASX during the Offer Period.

The Offer is at a significant premium of 36.4% to Eureka’s last trading price prior to announcement of the offer, and values Eureka at approximately $107 million. The Offer provides you certain and immediate value and the opportunity to receive cash within three trading days from the date you instruct your broker to sell your Eureka Shares.

Key reasons for accepting the Offer include:

(a)	the Offer is at a significant premium to the last trading price and 90 trading day volume weighted average price of Eureka Shares on the trading day prior to announcement of the Offer;

(b)	the Offer value will be paid to you in cash, providing you with a certain and immediate value for your Eureka Shares;

(c)	as the Offer is unconditional, you can sell you Eureka Shares to Aurora immediately and receive cash 3 Trading Days (T+3) after your acceptance; and

(d)	the Offer removes any risks and uncertainties that could otherwise affect the future value of your Eureka Shares.

If you wish to accept this Offer you can do so by instructing your Broker to sell your shareholding in Eureka to Aurora through its broker to the Offer, Euroz. I encourage you to read this Bidder’s Statement for more details about the Offer. The Offer is open for acceptance until 4:00pm (AEST) on 15 June 2012, unless extended or withdrawn.

If you have any questions in relation to the Offer please contact your legal, financial or other professional advisor. Alternatively, you may contact the Offer Information Line on 1800 821 492 (toll-free for calls made within Australia) or +61 2 8256 3384 (for calls made from outside Australian) from Monday to Friday between 9:00am and 5:00pm (AEST time).

Yours sincerely

Jonathan Stewart

Executive Chairman & Chief Executive Officer

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REASONS WHY YOU SHOULD ACCEPT THE OFFER

There are a number of important reasons why you should accept Aurora’s Offer. These include:

1.	The Offer Price is at a significant premium to the last trading price prior to Announcement

Aurora’s Offer gives you the opportunity to sell your Eureka Shares for $0.45 cash per Eureka Share.

The Offer price of $0.45 per Eureka Share represents:

•	a 36.4% premium to the closing price of $0.33 per Eureka Share on 27 April 2012, the last trading day before the Announcement Date; and

•	a 40.0% premium to the 90 day volume weighted average price of $0.32 per Eureka Share on the last trading day before the Announcement Date.[1]

2.	The Offer is unconditional and you can sell your Eureka Shares immediately and receive a cash payment three trading days after your acceptance

There are no conditions attached to the Offer and you can sell your Eureka shares at $0.45 cash per Eureka Share on market now. Accordingly you can ACCEPT the Offer knowing that you will be paid in cash three trading days after your acceptance (T+3 Basis).

Section 2 of this Bidder’s Statement provides instructions on how you can ACCEPT the Offer.

3.	Aurora is offering cash for your Eureka Shares which provides you with certainty compared with retaining your Eureka Shares

Aurora’s Offer is to acquire your Eureka Shares for 100% cash consideration.

The certainty provided by receiving cash at an attractive price under the Offer should be compared with the risks and uncertainties associated with remaining a Eureka Shareholder including:

•	Eureka’s uncertain earnings profile and uncertainly of Eureka’s ability to generate future earnings, positive cashflow or dividends;

•	oil and gas price risk;

•	geological, exploration and development risks of Eureka’s exploration interests, particularly Eureka’s Brioche and Pan De Azucar acreage which represents around 77% of Eureka’s total net acreage; and

[1]	90 trading day volume weighted average price up to the trading day before the Announcement Date.

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•	additional funding and capital investment requirements which, if Eureka Shareholders do not participate in those additional funding arrangements, may lead to the dilution of their interests.

Funding uncertainty and the potential for dilution of Eureka Shareholders interests are highlighted by:

1.	Eureka’s Proposed Debt Facility

After announcing a proposed debt facility in February 2012, as at the end of April 2012, the debt facility remains subject to conditions precedent and reserves hurdles.

Full details, including costs, of the debt facility are yet to be disclosed to Eureka Shareholders.

Eureka has disclosed that the debt facility, which requires completion of documentation and satisfaction of undisclosed conditions precedent, requires the issue of equity options, as funds are drawn under the facility, to the debt financier. The number and terms of the equity options have not been disclosed to Eureka Shareholders.

2.	Eureka’s Farmout Strategy

Eureka has sought, since November 2011, to farm out its Brioche and Pan De Azucar exploration interests.

4.	If the Offer is not accepted it is anticipated that the market price of Eureka Shares may fall

While there are many factors that will influence the market price of Eureka Shares, in the absence of the Offer or a competing bid it is likely that the Eureka Share price will fall below the value of the Offer.

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Frequently asked questions

The table below answers some key questions that you may have about the Offer and should be read in conjunction with the remainder of this Bidder’s Statement. You are strongly encouraged to read the entire Bidder’s Statement before deciding whether or not to accept the Offer.

Question	Answer

What is the Offer?	Aurora is making an Offer to acquire all your Eureka Shares. The Offer consideration is $0.45 cash for each Eureka Share.

When can I sell my Eureka Shares to Aurora?	You can sell your Eureka Shares on-market to Aurora immediately and receive cash proceeds within three trading days.

Euroz will stand in the market on behalf of Aurora and receive Eureka Shares offered to it at the Offer Price from the Announcement Date until 15 June 2012, the date the Offer is scheduled to close (unless extended or withdrawn in accordance with the Corporations Act).

To accept the Offer, you should follow the instructions set out in Section 2 of this
Bidder’s Statement.

What is this Bidder’s Statement?	This Bidder’s Statement was prepared by Aurora for distribution to Eureka Shareholders. This Bidder’s Statement describes the terms of the Offer for your Eureka Shares and information relevant to your decision whether or not to accept the Offer.

This Bidder’s Statement is an important document. Should you have any doubt as to how to deal with this document, you should consult your financial, legal or other professional advisor.

Who is Aurora?	Aurora is an Australian Stock Exchange listed (ASX: AUT) and Toronto Stock Exchange listed (TSX: AEF) Company focused on oil and gas exploration and production in the Eagle Ford Shale in North America.

How do I accept the	The Offer can only be accepted by selling all or some of your Eureka Shares on
Offer?	market to Euroz, acting on behalf of Aurora, before the end of the Offer Period.
You are not required to complete a form to accept the Offer.

If your Eureka Shares are in a CHESS Holding, you will need to instruct your
Broker to accept the Offer for you.

If your Eureka Shares are registered in an Issuer Sponsored Holding, you may instruct a Broker of your choice to sell your Eureka Shares and accept the Offer on your behalf.

Further information on how to accept the Offer is set out in Section 2 of this
Bidder’s Statement.

Are there any	No. The Offer is an unconditional cash offer.
conditions of the
Offer?

When does the	The Offer is currently scheduled to close at 4.00pm (AEST) on 15 June 2012
Offer close?	(unless extended or withdrawn).

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Will I need to pay brokerage if I accept the Offer?	You are responsible for paying your Broker’s fees.

If I accept the Offer,	The usual rules for settlement of transactions which occur on-market on ASX will
when will I be paid?	apply in respect of Aurora’s purchase of Eureka Shares on-market. This means that you will be paid on a T+3 Basis.

What are the tax	A general description of the taxation treatment for Eureka Shareholders accepting
implications of	the Offer is set out in Section 8.
accepting the
Offer?	You should not rely on that description as advice for your own affairs.

You should consult your taxation advisor for detailed taxation advice before making a decision as to whether or not to accept the Offer for your Eureka
Shares.

What is the effect	The Offer relates to Eureka Shares which are issued following the exercise of
of the Offer on	Eureka Options prior to the close of the Offer Period. No separate takeover offer
Eureka Options?	is being made for Eureka Options.

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1	Overview of the Offer

1.1	Summary of Offer terms – on market takeover bid

Aurora Offers under an on market takeover bid to purchase all Eureka Shares that exist or will exist at any time during the Offer Period (including as the result of the exercise of any Eureka Options, but excluding all Eureka Shares held by Aurora (or its associates)) for $0.45 cash per share.

As disclosed to ASX on 30 April 2012, Euroz will make the Offers on behalf of Aurora on the ASX during the Offer Period. A copy of the takeover announcement is set out in Appendix 1 of this Bidder’s Statement.

1.2	Offer

Aurora hereby offers to acquire all Eureka Shares together with rights attaching to them for consideration of $0.45 cash per share, on the terms and conditions set out in this Offer.

1.3	How the Offers will be made

The Offers will be made on behalf of Aurora by Euroz through the ASX during the Offer Period.

1.4	Persons to whom the Offer is made

The Offer is to all holders of ordinary shares of Eureka to which Aurora (or its associates) is not already entitled.

1.5	Offer Period

The Offer Period will officially commence at the start of trading on ASX on 15 May 2012 and finish immediately at the close of trading on the ASX on 15 June 2012, unless extended or withdrawn. However, from the time trading in Eureka Shares commences on 30 April 2012, Euroz will stand in the market and offer to acquire on behalf of Aurora all Eureka Shares offered to it at the Offer Price, prior to the Offer Period.

1.6	Acquisitions prior to Offer Period

From the time trading in Eureka Shares commences on 30 April 2012, Euroz will stand in the market and offer to acquire on behalf of Aurora all Eureka Shares offered to it at the Offer Price, prior to the Offer Period.

1.7	Extension of Offer Period

Aurora may, at its discretion, extend the Offer Period (subject to the Corporations Act).

1.8	Payment date

The usual rules for settlement of transactions which occur on market on the ASX will apply in respect of Aurora’s purchase of Eureka Shares pursuant to the Offer. This means that if you accept the Offer, you will be paid on a T+3 Basis.

1.9	No conditions

The Offer is not subject to any conditions.

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1.10	Brokerage and other costs

As the Offer by Aurora is pursuant to an on market takeover bid, Offers will be made during normal trading on ASX. Accepting Eureka Shareholders may only accept the Offer through Brokers who are members of ASX. Any brokerage fees charged by such Brokers will be the sole responsibility of accepting Eureka Shareholders.

No stamp duty or goods and services tax (GST) will be payable by you on the transfer of Eureka Shares pursuant to the Offer (other than GST payable to your Broker in respect of brokerage fees charged to you).

1.11	Withdrawal of Offer

Aurora may withdraw the Offer in respect of any unaccepted Offers at any time:

•	with the written consent of ASIC and subject to the conditions (if any) specified in such consent; or

•	where a Prescribed Occurrence occurs, if at the time of the Prescribed Occurrence, Aurora’s voting power in Eureka is at or below 50%; or

•	upon the occurrence of an Insolvency Event in relation to Eureka (regardless of Aurora’s voting power in Eureka).

Notice of withdrawal of the Offer must be given by Aurora to the ASX.

1.12	Variation of Offer

Aurora may vary the Offer in accordance with the Corporations Act. If a Eureka Shareholder has sold its Eureka Shares prior to any such announcement, that Eureka Shareholder will not receive any benefit from the variation.

1.13	Jurisdiction

The Offer and any contract that results from a Eureka Shareholder’s acceptance of the Offer are governed by the laws of Western Australia.

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2	HOW TO ACCEPT THE OFFER

2.1	How to sell your Eureka Shares to Aurora

Eureka Shareholders may sell their Eureka Shares to Aurora on market by offering to sell some or all of their Eureka Shares on ASX at the Offer Price on and from start of trading on ASX on 30 April 2012 until the end of the Offer Period.

Euroz will stand in the market to acquire on behalf of Aurora all Eureka Shares offered at the Offer Price during normal trading on ASX on and from 30 April 2012 as follows:

•	For Issuer Sponsored Holdings of Eureka Shares (Securityholder Reference Number beginning with “I”): To sell your Eureka Shares to Aurora you must instruct any Broker to initiate acceptance;

•	For CHESS Holdings of Eureka Shares (Holder Identification Number beginning with “X”): To sell your Eureka Shares to Aurora you must instruct your Controlling Participant to initiate acceptance; and

•	For Brokers and Participants: To sell Eureka Shares to Aurora you must initiate acceptance in accordance with the requirements of the ASX Settlement Operating Rules.

You are not required to complete a form to accept the Offer.

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3	Information on Aurora

3.1	Overview of Aurora

Aurora is an ASX (AUT) and TSX (AEF) listed oil and gas company active in the United States. Aurora is solely focused on the exploration, development and production of hydrocarbons from the Eagle Ford Shale in the United States.

Aurora’s head and registered office is located in Perth, Western Australia. Aurora also has an operational office in Houston, Texas.

Aurora’s current focus of operation is on the development of its interests in the Sugarkane Field located within the Eagle Ford Shale. Aurora has interests in four AMIs within the Sugarkane Field: (i) Sugarloaf; (ii) Longhorn; (iii) Ipanema; and (iv) Excelsior. Eureka also participates in the Sugarloaf AMI. Aurora’s WI in the Sugarloaf AMI is 15.8%. Euraka’s WI in the Sugarloaf AMI is 6.25%.

Further information on Aurora may be obtained from Aurora’s website: www.auroraoag.com.au or on ASX’ s website: www.asx com.au.

3.2	Directors

As at the date of this Bidder’s Statement the Directors of Aurora are:

Mr Jonathan Stewart

Executive Chairman & Chief Executive Officer

Mr. Stewart has held a number of executive management positions in listed and unlisted companies in Australia, Canada, the United Kingdom, Russia and Azerbaijan. He has considerable experience in the management of oil and gas exploration and production companies, structuring and financing of transactions and the broader strategic development of companies. Mr. Stewart was appointed a director of Aurora on 22 February 2005.

Mr Graham Dowland

Finance Director

Mr. Dowland is a qualified chartered accountant. For over 20 years he has been involved as a director or senior consultant/advisor with a number of public companies listed on stock exchanges in Australia, Canada and the United Kingdom with operations nationally and internationally. Mr. Dowland is the non-executive Chairman of ASX listed Imugene Limited. Mr. Dowland was appointed a director of Aurora on 22 February 2005, and was appointed Finance Director of Aurora on 10 November 2010.

Mr Gren Schoch

Non Executive Director

Mr. Schoch is a Canadian-based qualified engineer with considerable experience in the management and growth of listed oil and gas companies. Mr. Schoch is also the Chairman of the TSX-listed industrial manufacturing company AirBoss of American Corp. Mr. Schoch was appointed a director of Aurora on 5 April 2005.

Mr Ian Lusted

Technical Director

Mr. Lusted holds a B.Sc. (Hons.) from York University in the United Kingdom and is a member of the Society of Petroleum Engineers. He has extensive international oil and gas experience, having begun his career in the industry in 1991 with Shell International

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after serving for several years as an officer in the Royal Navy. Mr. Lusted was appointed as the Technical Manager of Aurora in December 2007 and a director of Aurora on 14 April 2008.

Ms Fiona Harris

Non Executive Director

Ms. Harris has extensive experience as a non-executive director over the past 16 years with Australian listed companies, including Alinta Limited, Burswood Limited, Portman Ltd. and Evans & Tate Ltd. Ms. Harris currently serves as a director of Altona Mining Limited, Infigen Energy Group, Sundance Resources Ltd, and Perron Group Limited. Ms. Harris was appointed a director of Aurora on 1 October 2010.

Mr Alan Watson

Non Executive Director

Mr. Watson was until recently a London-based investment banker with 30 years of experience. Mr. Watson is also the non-executive Chairman of ASX listed Elixir Petroleum Limited and an Independent Director of TSX listed AirBoss of America Limited. Mr. Watson was appointed a director of Aurora on 17 November 2010.

Mr William Molson

Non Executive Director

Mr. Molson spent most of his career at UBS Securities Canada Inc., where he was a Managing Director until 2006. Mr. Molson is a partner at Saguenay Strathmore Capital, a wealth advisory firm based in Purchase, New York, which specialises in hedge fund strategies. Mr. Molson is also President of Invico Energy II and a Managing Director of Invico III, two private energy funds based in Calgary. Mr. Molson was appointed a director of Aurora on 5 April 2011.

3.3	Aurora’s Relevant Interest and Voting Power in Eureka

As at the date of this Bidder’s Statement, Aurora has a relevant interest in 6,607,500 Eureka Shares. Aurora’s voting power in Eureka is 2.79% because of its relevant interest in Eureka Shares.

3.4	Directors’ Interests in Eureka

No Aurora director has an interest in Eureka Shares.

3.5	Aurora’s intentions before commencement of the Offer Period

Aurora intends to purchase Eureka Shares on ASX from the time the Offer is announced up to the commencement of the Offer Period. Any such Eureka Shares will be purchased at the Offer Price.

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4	Information on Eureka

4.1	Profile of Eureka

Eureka is an ASX listed (EKA) oil and gas company focused on exploration and production activities in the Eagle Ford Shale in the United States.

Eureka has a combined net acreage position of 6,742 acres, all focussed on the Eagle Ford Shale. The acreage includes interests in: (i) Sugarloaf; (ii) Pan de Azucar; (iii) Black Jack Springs Drilling Unit; and (iv) Brioche projects.

As noted previously, Aurora also participates in the Sugarloaf AMI. Aurora’s WI in the Sugarloaf AMI is 15.8%. Eureka’s WI in the Sugarloaf AMI is 6.25%.

4.2	Publicly available information

The information in this Section has been prepared based on a review of publicly available information concerning Eureka, has not been verified and Aurora does not make any representation or warranty, express or implied, as to the accuracy or completeness of such information.

Further information concerning Eureka may be included in its target’s statement in relation to the Offer.

Being a company listed on the ASX, Eureka is subject to the periodic and continuous disclosure requirements. Accordingly, more information concerning Eureka may be accessed via the ASX website (www.asx.com.au), including Eureka’s 2011 annual report.

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5	Aurora’s intentions

5.1	Overview

This Section 5 sets out Aurora’s intentions, on the basis of the facts and information concerning Eureka known to Aurora, in relation to the following:

•	the continuation of the businesses of Eureka;

•	any major changes to businesses of Eureka and any redeployment of the fixed assets of Eureka; and

•	the future employment of the present employees of Eureka.

Aurora and its advisors have reviewed information that is publicly available concerning Eureka and its businesses and assets. However, Aurora has not undertaken any formal due diligence in relation to Eureka’s businesses in connection with the Offer and consequently does not believe that it is aware of all material information, facts and circumstances that may be necessary to enable it to assess all of the operational, commercial, taxation and financial implications of its current intentions.

At the conclusion of the Offer Period Aurora will, to the extent to which it is able, conduct a review of Eureka and its operations, assets, liabilities and employees following which it will review its intentions as set out in this Section 5. Final decisions will only be reached after that review has been concluded and the results evaluated and in the light of all material information, facts and circumstances that exist at that time.

Consequently, the statements set out in this Section 5 are statements of Aurora’s current intention only, which may change as new information becomes available or circumstances change. The statements in this Section 5 should be read in this context.

5.2	Intentions upon acquiring 90% or more of Eureka Shares

Aurora’s intentions if it acquires a relevant interest in more than 90% of Eureka’s Shares and is entitled to proceed to compulsory acquisition of the outstanding Eureka Shares are set out below.

Compulsory acquisition

If it becomes entitled to do so under the Corporations Act, Aurora intends to:

(a)	give notices to Shareholders to compulsorily acquire outstanding Eureka Shares, including any Eureka Shares which are issued as a result of the exercise of Eureka Options after the end of the Offer Period and in the 6 weeks after Aurora gives compulsory acquisition notices in accordance with section 661B of the Corporations Act; and/or

(b)	if necessary, give notices to Shareholders and Optionholders to compulsorily acquire all outstanding Eureka Shares and Eureka Options in accordance with section 664C of the Corporations Act.

If it is required to do so under sections 662A and 663A of the Corporations Act, Aurora will give notice to Eureka Shareholders offering to acquire their Eureka Shares in accordance with sections 662B and 663B of the Corporations Act, respectively.

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ASX Listing

At the conclusion of the compulsory acquisition process, Aurora intends to arrange for Eureka to be removed from the official list of ASX (subject to any required approvals on the part of ASX), thereby eliminating the corporate administration costs associated with maintaining Eureka as a listed company.

Directors

Aurora intends to replace all members of the Board of Eureka, its Subsidiaries and any company in respect of which Eureka has nominated directors, with its own nominees. Replacement directors have not been identified by Aurora and their identity will depend on the circumstances at the relevant time. However, it is expected that the replacement directors will be Aurora directors (details of whom are set out in Section 3).

Eureka’s businesses, assets and employees

Following the close of the Offer, if Aurora is entitled to acquire 100% of Eureka, Aurora intends to conduct a review of the operations, assets, structure and employees of Eureka in light of that information to identify:

(a)	business opportunities and areas of revenue generation which may provide overall strategic operational benefit;

(b)	areas of cost saving which may provide overall strategic and operational benefit; and

(c)	any business or businesses which do not fit into the strategic plan for Eureka and then evaluate the best and most appropriate way of organising such business or businesses.

Final decisions will only be reached after that review and in light of all material facts and circumstances.

While Aurora does not currently have any specific intentions in relation to this review or its outcomes, its current expectation is that the review will focus on identifying the most effective means of utilising Eureka’s assets and maximising the investment Aurora has made in Eureka.

The status of Eureka’s existing employees, if any, will be considered as part of the review outlined above, but it is anticipated that as a consequence of that review the services of the employees and that of contracted service providers whose roles overlap with existing Aurora employees will be terminated.

Funding

At the conclusion of the Offer Aurora proposes to undertake a review of the proposed US$50 million debt facility, including the initial Tranche A facility for US$15 million that Eureka has publicly advised it is pursuing to determine if alternative financing can be obtained that does not involve the issue of equity options.

5.3	Intentions upon acquiring more than 50% but less than 90% of Eureka Shares

Aurora’s intentions if it acquires a relevant interest in more than 50% but less than 90% of Eureka Shares are set out below.

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ASX Listing

Aurora will review the benefits and suitability of Eureka remaining listed on ASX having regard to the Listing Rules and the additional corporate and compliance costs.

Directors

Aurora intends, subject to the Corporations Act and Eureka’s Constitution, to seek to re-constitute the Board of Directors of Eureka to reflect Aurora’s majority ownership of Eureka. No decision has been made as to who Aurora’s nominees would be, and their identity would depend on the relevant circumstances at the time.

Eureka’s businesses, assets and employees

If after the close of the Offer Period Eureka is a controlled entity but not a wholly owned subsidiary of Aurora, then Aurora intends to attempt to procure that the Eureka Board implements the intentions of Aurora which are outlined in Section 5.2 above to the extent possible and appropriate.

Dividends

Aurora intends to maintain Eureka’s current policy of not declaring dividends before the establishment of a stable profit stream which can support both Eureka’s anticipated exploration and capital expenditure requirements and dividend distributions.

Capital raisings & funding

Eureka’s existing business plan and the current intentions of Aurora in relation to the development of Eureka’s businesses are likely to require significant exploration and capital expenditure requirements. While no decision has been made in this regard, it may be necessary to undertake a substantial equity offering either alone or in conjunction with raising debt capital to fund Eureka’s anticipated exploration and development activities together with any committed capital expenditure requirements. Aurora has not finalised its intentions in this regard and accordingly the form and timing of any future capital raisings or debt raisings have not been determined at this time.

As noted above, Eureka has announced a proposed US$50 million debt facility, including an initial Tranche A facility for US$15 million, Aurora intends to cause Eureka to undertake a review of the proposed facility to determine if alternative financing can be obtained that does not involve the issue of equity options.

Further acquisitions of Eureka Shares

Aurora may acquire additional Eureka Shares under the “creep” provisions of the Corporations Act. In summary, those provisions would permit Aurora and its Associates to acquire up to 3% of Eureka Shares every 6 months. Aurora has not yet decided whether it will acquire further Eureka Shares under the “creep” provisions in the future, as that will be dependent upon (among other things) the extent of Voting Power of Aurora and its Associates in Eureka and market conditions at the time.

If Aurora becomes entitled to give notices to compulsorily acquire any outstanding Eureka Shares in accordance with section 664C of the Corporations Act as a result of additional Eureka Shares, Aurora intends to give such notices.

Information protocols

Aurora will seek access to all books and records of Eureka to assist it to achieve its corporate objectives. Whether such access is given would be a decision for the independent directors of Eureka at the time, after complying with their statutory and

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fiduciary duties. If access is given, those books and records may contain confidential information concerning Eureka. Aurora contemplates that such access would be given under an appropriate confidentiality agreement.

5.4	Intentions if Aurora acquires less than 50.1% of Eureka Shares

If Aurora acquires less than 50.1% of Eureka Shares, it may seek to obtain representation on the Board of Directors of. Through this, Aurora hopes to gain a more detailed understanding of the corporate structure, assets, businesses, personnel, financing, capital structure and operations of Eureka.

Aurora may in the future acquire further Eureka Shares in accordance with the requirements of the Corporations Act.

5.5	Limitations on intentions

If at the conclusion of the Offer Eureka is a controlled entity but is not a wholly owned subsidiary of Aurora there will be minority Eureka Shareholders. In this event Aurora expects that the directors appointed by it will act at all times in accordance with their fiduciary duties and intends that all requisite shareholder approvals and other requirements of law including, the Corporations Act and ASX Listing Rules, are complied with in pursuing any of the intentions which are referred to above.

As a result of these requirements the approval of minority Eureka Shareholders may be required for the implementation of any of the intentions outlined above. The requirement for Eureka directors to have regard to their fiduciary duties in the context of a partly owned subsidiary and the possible requirement to seek approval of Eureka minority shareholders may prevent a particular intention from being achieved.

5.6	Intentions generally

Subject to the above, Aurora intends on the basis of the facts and information concerning Eureka which are known to it:

•	to continue the businesses of Eureka;

•	not to make any major changes to the businesses of Eureka or to redeploy Eureka’s fixed assets; and

•	not to continue the employment of Eureka’s present employees.

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6	Information on Eureka securities

6.1	Issued securities

According to publicly available information, Eureka has the following securities on issue at the date of this Bidder’s Statement:

•	237,014,050 fully paid ordinary shares; and

•	2,250,000 unlisted options comprised of:

•	750,000 options exercisable at $0.40 each on or before 30 June 2014;

•	750,000 options exercisable at $0.50 each on or before 31 December 2014; and

•	750,000 options exercisable at $0.60 each on or before 30 June 2015.

6.2	Relevant interest in Eureka securities and voting power

As at the date of this Bidder’s Statement, Aurora has a relevant interest in 6,607,500 Eureka Shares. Aurora’s voting power in Eureka power is 2.79% because of its relevant interest in Eureka Shares.

6.3	Consideration provided for Eureka securities during previous four months

Except for the acquisitions of Eureka Shares set out below, Aurora and its associates have not acquired Eureka securities during the period of four months ending on the day immediately before the date of the Offer.

Date	Number of Eureka Shares acquired	Consideration provided for Eureka Shares
25 January 2012	85,000	$0.25 per Eureka Share

6.4	Eureka Share price history

The last sale price of Eureka Shares on ASX on 27 April 2012, the last day on which Eureka Shares were traded on ASX before the Announcement Date was $0.33.

The highest and lowest closing prices during the three months immediately before 27 April 2012 were:

(a)	Highest - $0.40 on 21 and 26 March 2012;

(b)	Lowest - $0.27 on 27 and 30 January 2012 and 1, 8 and 9 February 2012.

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6.5	Inducing benefits given during previous four months

Except as set out in this Bidder’s Statement, neither Aurora nor any of its associates has, during the period of four months ending on the day immediately before the date of the Offer, given, offered or agreed to give a benefit to another person where the benefit was likely to induce the other person, or an associate, to:

(a)	accept the Offer; or

(b)	dispose of Eureka Shares,

which benefit was not offered to all Eureka Shareholders under the Offer.

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7	Funding

7.1	Maximum cash consideration

The consideration for the acquisition of Eureka Shares to which the Offer relates (including the Eureka Shares which could be issued upon the exercise of the Eureka Options) will be satisfied wholly in cash.

If the Offer is accepted in respect of all Eureka Shares on issue as at the Announcement Date, the maximum consideration payable by Aurora for those shares will be approximately $103,682,948.

In the event that all Options on issue are exercised and the Shares issued pursuant to the exercise of those Options were acquired pursuant the Offer, additional consideration payable by Aurora for those shares will be approximately $1,012,500.

7.2	Aurora’s funding arrangements

The Aurora Group has existing cash reserves in excess of the maximum consideration payable pursuant to the Offer and Aurora intends to fund the Offer solely through these existing cash reserves. Accordingly, Aurora is of the opinion that it has a reasonable basis for forming the view, and it holds the view, that it will be able to pay the consideration required for the acquisition of Eureka Shares pursuant to the Offer.

7.3	Particulars of cash reserves

As at the date of this Bidder’s Statement, the Aurora Group has cash reserves exceeding $200 million on deposit and at call. The majority of these cash reserves are held in a subsidiary of Aurora and will be made available to Aurora where required in connection with the Offer. The subsidiary has given an unconditional binding commitment to make the funds available to Aurora by way of a distribution, return or intercompany loan or a combination of these.

The funds available to the Company are sufficient to fund the maximum amount of consideration payable under the Offer and all associated transaction costs.

Aurora is of the opinion that it has a reasonable basis for forming the view, and it holds the view, that it will be able to pay the necessary consideration required under the Offer.

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8	Taxation Implications

Acceptance of the Offer may have taxation implications. You should seek professional advice regarding the taxation implications of accepting the Offer.

Aurora and its advisors do not accept any liability or responsibility for any taxation implications arising from the acceptance of the Offer by Australian resident and non-resident Shareholders or for the summary below. Shareholders should obtain independent Australian advice on the taxation consequences of the Offer before accepting.

8.1	Australian taxation issues

It is not possible to cover all Shareholder situations in the Australian taxation summary that follows (which, except where otherwise expressly stated, applies only to Australian tax resident taxpayers) and the taxation implications of the decision by a Shareholder whether or not to accept the Offer will depend on the particular circumstances of each Shareholder.

The Australian taxation summary that follows is based on the law, and interpretation thereof, in force as at the date of this Bidder’s Statement – 30 April 2012.

Australian resident shareholders

Eureka Shares held on revenue account

For Shareholders who are tax resident in Australia and who dispose of Eureka Shares held on revenue account, any gain or loss from the disposal will be assessed as ordinary income or claimed as a revenue deduction. CGT roll-over relief will have no application to the Shareholders. The CGT discount will also not be available.

Eureka Shares held on capital account

Shareholders may realise a capital gain or capital loss in respect of the disposal of their Eureka Shares where the shares are held on capital account. The acceptance of this Offer would constitute the disposal of Eureka Shares by the Shareholder, which in turn would consistute a CGT event for Australian taxation purposes. CGT roll-over relief will not be available to the Shareholders.For Shareholders who are tax resident in Australia, a capital gain should arise on disposal of their Eureka Shares to the extent that the capital proceeds from the disposal (being the consideration received under the Offer) exceed the cost base of the shares. The taxation treatment of the gain will depend on the date of acquisition of the Eureka Shares, the Shareholder’s cost base and the nature and tax attributes of the Shareholder.

For Eureka Shares disposed of within 12 months of acquisition, the full amount of the capital gain realised would be assessable. If a Shareholder (being an individual, trust or superannuation fund) has held their Eureka Shares for at least 12 months, the Shareholder may apply the CGT discount. The CGT discount is used to reduce the assessable capital gain by one half (i.e. 50%) for individuals and trusts, and by one third (i.e. 33 1/3%) for superannuation funds. Companies are not entitled to the CGT discount.

Shareholders who are tax resident in Australia may realise a capital loss on disposal of their Eureka Shares to the extent the amount of the capital proceeds received is less than the cost base of the shares. The Shareholder may utilise the capital loss against any available capital gains of the current year in working out their net capital gains for the income year for inclusion in their assessable income. Any excess capital loss may be carried forward to be offset against any capital gains made by the Shareholder in a future year.

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Non-resident shareholders

Eureka Shares held on revenue account

If a Shareholder who is not resident in Australia enters into a profit making transaction in Australia with respect to their Eureka Shares, the profit on disposal of the Eureka Shares may be included in its assessable income as ordinary income. The Australian taxation implications will depend on the source of the gain and whether there is a double tax agreement between the non-resident Shareholder’s country of residence and Australia.

Eureka Shares held on capital account

Shareholders who are not resident in Australia will generally not be subject to Australian CGT on acceptance of the Offer unless they, together with their associates, directly own at least 10% or more of the Eureka Shares and more than 50% of the value of Eureka’s assets is attributable to Australian real property.

8.2	Foreign taxation issues

The foreign taxation implications of non-resident Shareholders disposing of Eureka Shares will be a function of the taxation laws (foreign and Australian) as they apply to the Shareholders. It is not possible to address these situations as they will be specifically dependent on the taxation laws of the applicable jurisdictions, any relevant double tax agreements and the particular circumstances of the Shareholder.

8.3	Transfer taxes

Generally, no stamp duty (share transfer duty) is payable for transfers of shares in listed companies.‘Land rich’ or ‘Landholder’ duty may be paybale following an acquisition of 90% or more of Eureka shares if Eureka directly or indirectly holds any interests in land in Australia with a value over a certain threshold. Should any such duty become payable as a result of the Offer, the applicable duty will be paid by Aurora.

The disposal of Eureka Shares pursuant to the Offer would not be subject to GST. To the extent that you are charged GST in relation to your Broker or Controlling Participant for carrying out your instructions to institute acceptance of the Offer or for any other costs incurred in accepting the Offer, you may not be able to claim any or full input tax credits for GST incurred on the costs as the disposal of shares is input taxed. This will depend on the individual circumstances of each Shareholder.

8.4	Financial considerations

Disposal of your Eureka Shares under the Offer will have implications for your investment strategy and may have social security consequences. You should consult your Broker, or legal, financial, taxation or other professional advisor as soon as possible.

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9	Additional Information

9.1	ASIC modifications

Aurora has relied on the modification to section 636(3) of the Corporations Act set out in ASIC Class Order 01/1543 “Takeover Bids” to include references to certain statements which are made or based on statements made in documents lodged with ASIC or ASX. Pursuant to the Class Order, the consent of the relevant person is not required for the inclusion of such statements in this Bidder’s Statement. As required in by the Class Order, Aurora will make available a copy of these documents (or of relevant extracts from these documents), free of charge, to you and other Eureka Shareholders who request it during the Offer Period. To obtain a copy of these documents (or the relevant extracts), you may telephone the Offer Information Line on 1800 821 492 (toll-free for calls made within Australia) or +61 2 8256 3384 (for calls made from outside Australia) from Monday to Friday between 9.00am and 5.00pm (AEST time).

Aurora has not obtained from ASIC any modifications of or exemptions from the Corporations Act in relation to the Offer. Aurora may rely on class order relief granted by ASIC which applies generally to all persons, including Aurora.

9.2	Regulatory and other approvals

There are no regulatory approvals that Aurora is required to obtain before acquiring Eureka Shares under the Offer.

9.3	Approvals for payment of consideration

Aurora is not aware of any Eureka Shareholder who requires any approval or clearance, in accordance with the statutory requirements below, in order to be entitled to receive any consideration under the Offer.

(a)	Banking (Foreign Exchange) Regulations 1959 (Cth)

The Banking (Foreign Exchange) Regulations 1959 (Cth) may impose restrictions on certain financial transactions and require the consent of the Reserve Bank of Australia for the movement of funds into and out of Australia. Based on Aurora’s searches, restrictions currently apply if funds are to be paid to, or received from:

(i)	specified individuals and entities associated with the former government of the Federal Republic of Yugoslavia;

(ii)	specified ministers and senior officials of the Government of Zimbabwe;

(iii)	certain specified entities associated with the Democratic People’s Republic of Korea (North Korea);

(iv)	specified individuals and entities associated with the Libyan regime;

(v)	specified individuals and entities associated with the Syrian regime; (vi) specified individuals associated with the Burmese regime; and

(vii)	several entities and individuals who contribute to Iran’s proliferation activities not already listed by the UN Security Council.

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(b)	Other Commonwealth legislation

The Charter of the United Nations Act 2002 (Cth) prohibits:

(i)	assets from being provided to proscribed persons or entities; and

(ii)	the use or dealing, and facilitation of such use or dealing, of certain assets owned or controlled by proscribed persons or entities,

in each case without the written consent of the Minister of Foreign Affairs.

Persons and entities from various countries have been proscribed under various Regulations made pursuant to the Charter of the United Nations Act 2002 (Cth) including in relation to Al-Qaida and the Taliban, Cote d’lvoire, Democratic People’s Republic of Korea (North Korea), Democratic Republic of Congo, Eritrea, Iran, Liberia, Libya, Somalia and Sudan.

9.4	No escalation agreements

Neither Aurora nor any Associate of Aurora has entered into any escalation agreement in respect of Eureka Shares that is prohibited by section 622 of the Corporations Act.

9.5	Consents

This Bidder’s Statement contains statements made by, or statements based on, statements made by Aurora, Gilbert + Tobin and Euroz. Each of Aurora, Gilbert + Tobin, and Euroz has given and has not, before lodgement of this Bidder’s Statement with ASIC, withdrawn their consent to the inclusion of:

(a)	references to its name;

(b)	each statement it has made; and

(c)	each statement which is based on a statement it has made,

in this Bidders Statement in the form and context in which those statements appear and to the maximum extent permitted by law expressly disclaims and takes no responsibility for any part of this Bidder’s Statement other than any statement which has been included in this Bidder’s Statement with the consent of that party.

Each person who is named in this Bidder’s Statement as acting in a professional capacity for Aurora in relation to the Offer (including, without limitation, Gilbert + Tobin and Euroz):

(a)	does not make, or purport to make, any statement in this Bidder’s Statement or any statement on which a statement in this Bidder’s Statement is based, other than a statement included in this Bidder’s Statement with the consent of that person; and

(b)	to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Bidder’s Statement, other than any statement which has been included in this Bidder’s Statement with the consent of that party.

9.6	No other material information

There is no other information that:

•	is material to the making of the decision by a holder of Eureka Shares whether or not to accept the Offer; and

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•	which is known to Aurora,

other than:

•	as set out or referred to elsewhere in this Bidder’s Statement; or

•	information which it would be unreasonable to require Aurora to disclose because the information has previously been disclosed to holders of Eureka Shares.

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10	Glossary and Interpretation

Glossary

The following terms have the meanings set out below unless the context requires otherwise:

AEST means Australian Eastern Standard Time.

AMI means area of mutual interest.

Announcement Date means 30 April 2012, being the date of the Broker Announcement.

ASIC means the Australian Securities and Investments Commission.

Associate has the meaning given to that term in section 12 of the Corporations Act.

ASX means ASX Limited (ACN 008 624 691) or the Australian Securities Exchange it operates.

ASX Settlement means ASX Settlement Pty Limited (ACN 008 504 532).

ASX Settlement Operating Rules means the operating rules of ASX Settlement.

Aurora means Aurora Oil & Gas Limited (ACN 008 787 988).

Aurora Group means Aurora and all subsidiaries.

Bidder’s Statement means this document, being the bidder’s statement of Aurora under Part 6.5 of the Corporations Act relating to the Offer.

Broker means a person who is a share broker and a participant in CHESS.

Broker Announcement means the announcement in relation to the Offer made by Euroz on 30 April 2012, a copy of which is set out in Appendix 1.

Business Day means a day on which banks are open for general banking business in Sydney (not being a Saturday, Sunday or public holiday in that place).

CGT means Australian capital gains tax.

CHESS means the Clearing House Electronic Subregister System operated by ASTC, which provides for the electronic transfer, settlement and registration of securities in Australia.

CHESS Holding means a holding of Shares on the CHESS subregister of Eureka.

Class Order means ASIC Class Order 01/1543.

Controlling Participant in relation to Eureka Shares, has the same meaning as in that ASTC Settlement Operating Rules.

Corporations Act means the Corporations Act 2001 (Cth) and any regulations made under that Act.

Eagle Ford Shale means the Eagle Ford shale trend in South Texas.

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Eureka means Eureka Energy Limited (ACN 116 829 139).

Eureka Options means the unlisted options on issue to subscribe for Eureka Shares, as referred to in Section 6.1 of this Bidder’s Statement.

Eureka Optionholder or Optionholder means a person who is registered as the holder of Eureka Options in the Register.

Eureka Shareholder or Shareholder means a person who is registered as the holder of Eureka Shares in the Register.

Eureka Shares means fully paid ordinary shares in Eureka.

Euroz means Euroz Securities Limited (AFSL 243302).

GST means the goods and services tax imposed under the A New Tax System (Goods and Services Tax) Act 1999 (Cth).

Holder Identification Number or HIN means the number used to identify a Eureka Shareholder on the CHESS subregister of Eureka.

Insolvency Event means any of the events set out in section 652C(2) of the Corporations Act.

Issuer Sponsored Holding means a holding of Eureka Shares on Eureka’s issuer sponsored subregister.

Listing Rules means the listing rules of ASX as amended or varied from time to time.

NGL means natural gas liquid.

Offer or Aurora Offer means, the offer to acquire Eureka Shares under the terms and conditions contained in this Bidder’s Statement, as varied in accordance with the Corporation Act.

Offer Period means the period commencing on 15 May 2012 and ending on 15 June 2012, or such later date to which the Offer has been extended.

Offer Price means $0.45 per Eureka Share.

Participant has the meaning given in the ASX Settlement Operating Rules.

Prescribed Occurrence means any of the events set out in section 652C(1) of the Corporations Act.

Register means the register of Eureka Shareholders and Eureka Optionholders (as applicable) maintained by Eureka in accordance with the Corporations Act.

Securityholder Reference Number or SRN means the number allocated by Eureka to identify an Eureka Shareholder on its issuer sponsored subregister.

Sugarkane Field means the Sugarkane natural gas and condensate field within the Eagle Ford and includes the two contiguous fields designated by the Texas Railroad Commission as the Sugarkane and Eagleville Fields.

T+3 Basis means that settlement occurs on the third Trading Day after the date of the transaction in accordance with ASX practice.

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Trading Day has the meaning given to it in the Listing Rules.

Voting Power has the meaning given to it in section 610 of the Corporations Act.

WI means working interest.

Interpretation

(a)	Annexures to this Bidder’s Statement from part of this Bidder’s Statement.

(b)	Words and phrases to which a meaning is given by the Corporations Act, the Listing Rules or the ASTC Settlement Rules have that meaning in this Bidder’s Statement unless that meaning is inconsistent with the context in which the word or phrase is used.

(c)	Headings are for convenience only and do not affect the interpretation of this Bidder’s Statement

(d)	The singular includes the plural and vice versa and words importing any gender include the other gender, and references to persons include corporations.

(e)	References to Sections are to sections of this Bidder’s Statement.

(f)	References to paragraphs are references to paragraphs within the Section in which the reference to the paragraph is made.

(g)	References to time are references to the time in Sydney, Australia on the relevant date, unless stated otherwise.

(h)	References to “dollars”, “$” or “cents” are to Australian currency, unless stated otherwise.

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11	Approval of Bidder’s Statement

This Bidder’s Statement has been approved by a resolution of the directors of Aurora.

Dated 30 April 2012

Signed for and on behalf of Aurora by:

Jonathan Stewart
Executive Chairman & Chief Executive Officer

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Appendix 1 – Broker Announcement

30 April 2012

To the Company Announcements Office

ASX Limited

For immediate release to market

On market takeover bid by Aurora for ordinary shares in the capital of Eureka

Euroz Securities Limited ACN 089 314 983 (Euroz) announces that Euroz will, on behalf of Aurora Oil & Gas Limited ACN 008 787 988 (Aurora), pursuant to section 635 of the Corporations Act 2001 (Cth) (Corporations Act), offer to acquire on market at a price of $0.45 per share (Offer Price), all of the fully paid ordinary shares (Eureka Shares) in the capital of Eureka Energy Limited ACN 116 829 139 (Eureka) which are listed for quotation on the official list of the Australian Securities Exchange (ASX) that exist or will exist during the Offer Period (as defined below), which Aurora does not already own (Offer).

From the date and time of this announcement and ending at close of trading on ASX on 15 June 2012, Euroz (on behalf of Aurora) will accept at the Offer Price every Eureka Share offered to Euroz on market, up to a maximum of 230,406,550 Eureka Shares (being all the Eureka Shares not already owned by Aurora) together with any additional Eureka Shares which are issued during the Offer Period.

Terms of the Offer

Given that the offer is an on market bid, it is unconditional and the consideration will be paid by way of cash.

The key features of the Offer are:

•	it is an on-market unconditional offer of $0.45 per Eureka Share;

•	Euroz will accept Eureka Shares offered to it on market from today at the Offer Price until the conclusion of the Offer Period (defined below); and

Office	Contact
Level 18 Alluvion	Telephone: +61 8 9488 1400
58 Mounts Bay Road	Facsimile: +61 8 9488 1458
Perth Western Australia 6000	Email: service@euroz.com.au

Postal	ACN 089 314 983
PO Box Z5036	Stockbrokers
St. George’s Terrace	Participant of the ASX Group
Perth Western Australia 6000	Authorised to provide financial services
AFSL 243302

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•	the Offer Period may be extended and the Offer Price may be increased in accordance with the Corporations Act.

Acquisition from Announcement

Aurora has appointed Euroz to purchase all Eureka Shares that exist or will exist from today until the conclusion of the Offer Period which are not already owned by Aurora on its behalf on market during the official trading days (Trading Days) of ASX. Euroz has been instructed to purchase, at the Offer Price, every Eureka Share offered for sale during the Trading Days in the period from the date of this announcement until the end of the Offer Period.

Settlement and Brokerage

Payment for Eureka Shares sold to Aurora under the Offer will be made on a T+3 settlement basis in accordance with the usual ASTC Settlement Operating Rules for ASX trading.

As the Offer will only be capable of acceptance by holders of Eureka Shares (Shareholders) selling through brokers which are participating organisations of ASX, all Eureka Shares to be purchased by Aurora will be purchased on-market only during Trading Days.

Any brokerage charged by brokers acting for shareholders wishing to sell their Eureka Shares, will be the sole responsibility of those shareholders.

Offer Period

Euroz will stand in the market on behalf of Aurora and accept Eureka Shares offered to it at the Offer Price from the date of this announcement. However, the Offer will be made during the period commencing 15 May 2012 (being the first trading day after the end of 14 days after the date of this announcement) and ending on 15 June 2012 (Offer Period) unless extended by Aurora pursuant to the Corporations Act.

Aurora reserves the right to withdraw unaccepted Offers in the circumstances permitted by, and in accordance with, Part 6.7 of the Corporations Act, at any time before the end of the Offer Period.

Bidder’s Statement

In accordance with section 635 of the Corporations Act, a Bidder’s Statement will be served on Eureka and lodged with each of ASX and Australian Securities and Investments Commission today. A copy of the Bidder’s Statement will also be sent to shareholders before commencement of the Offer Period.

The Eureka Shares

The Eureka Shares which are subject of the Offer are all fully paid ordinary shares in the capital of Eureka which Aurora does not already have a relevant interest in at the date of the Bidder’s Statement or such other shares which are issued during the Offer Period. Immediately before the making of this announcement:

•	in so far as Aurora is aware, there are 237,014,050 Eureka Shares on issue, all of which are quoted on ASX; and

•	Aurora has a relevant interest in 6,607,500 Eureka Shares, which represent approximately 2.79% of all Eureka Shares on issue in the capital of Eureka

Signed on behalf of Euroz Securities Limited.

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CORPORATE DIRECTORY

Aurora

Level 20

77 St Georges Terrace

PERTH WA 6000

Australia

Telephone:	+61 9440 2626
Facsimile	+61 9440 2699

www.auroraoag.com.au

info@auroraoag.com.au

Legal Advisor

Gilbert + Tobin

1202 Hay Street

WEST PERTH WA 6005

Australia

Financial Adviser

Euroz Securities Limited

Level 18 Alluvion

58 Mounts Bay Road

PERTH WA 6000

Australia

Telephone	+61 8 9488 1400
Facsimile	+61 8 9488 1477

Broker

Euroz Securities Limited

Level 18 Alluvion

58 Mounts Bay Road

PERTH WA 6000

Australia

Telephone	+61 8 9488 1400
Facsimile	+61 8 9488 1477

Share Registry

Computershare Investor Services Pty Ltd

Level 2

45 St Georges Terrace

PERTH WA 6000

Australia

Computershare Investor Services Pty Ltd

100 University Avenue, 9th Floor

TORONTO, ONTARIO M5J 2Y1

Canada

OFFER INFORMATION LINE:

1800 821 492 (toll-free for calls made within Australia) or

+61 2 8256 3384 (for calls made from outside Australia)

Monday to Friday between 9.00am and 5.00pm (AEST time)

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